Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/10/2026	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq GEMX, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 151 West 42nd Street, New York, NY 10036

26000139

3. Provide the applicant's mailing address (if different):
Office of General Counsel
805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
301-978-8400 (Telephone) ______ (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
Sun Kim (Name) Senior Associate General Counsel (Title) 646-420-7816 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
John A. Zecca, EVP and Chief Legal Officer
805 King Farm Blvd, Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ______

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 05/30/2012 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: ______

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/10/2026 (MM/DD/YY) Nasdaq GEMX, LLC (Name of applicant)

By: [signature] Date: 2026.04.10 12:30:44 -04'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, Nasdaq GEMX, LLC is making this filing without notarization.

Nasdaq

151 West 42nd Street, NY 10036 USA | Nasdaq.com

April 8, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq GEMX, LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Exhibit C

- A new entity was created:
    - **Nasdaq Index Services, LLC** is a limited liability company formed in Delaware on March 13, 2026; its business address will be the Nasdaq New York HQ office, and its registered address is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801
    - Other related information for this entity:
        - It is a wholly owned subsidiary of Nasdaq, Inc.
        - It will be a contracting entity for the index business
        - The LLC Agreement and Certificate of Formation are attached for more information, and are the current governing documents
        - Officer Appointments
            - Oliver Albers – Executive Vice President
            - Emily Spurling – Senior Vice President
            - Erika Moore - Secretary
            - Dana Laidhold - Treasurer
            - Marc Samuel - Assistant Treasurer
            - Tushar Mehta - Assistant Treasurer
- **Nasdaq Singapore Pte Ltd** - Change in Address to 24-01, 20 Collyer Quay 049319 Singapore, effective March 2, 2026.
- **Nasdaq Technology AB** – AbbyGail Quick was removed as director, and Carl Slesser was appointed as director, effective March 6, 2026

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "NASDAQ INDEX SERVICES, LLC", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MARCH, A.D. 2026, AT 9:54 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10545591 8100
SR# 20261175642

Authentication: 203356422
Date: 03-15-26

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:54 AM 03/13/2026
FILED 09:54 AM 03/13/2026
SR 20261175642 - File Number 10545591

CERTIFICATE OF FORMATION

OF

NASDAQ INDEX SERVICES, LLC

This Certificate of Formation of Nasdaq Index Services, LLC (the "LLC"), dated as of March 13, 2026, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company is Nasdaq Index Services, LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware are The Corporation Trust Company at 1209 Orange Street, Wilmington, Delaware, 19801, United States.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

DocuSigned by:

Erika Moore

C5FA82E957344C7...

Name: Erika Moore
Title: Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT

OF

NASDAQ INDEX SERVICES, LLC

This Limited Liability Company Agreement (this "Agreement") of Nasdaq Index Services, LLC, a Delaware limited liability company (the "Company"), dated and effective as of March 13, 2026, is entered into by Nasdaq, Inc., as the sole member of the Company (the "Member").

The Member, by execution of this Agreement, hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the "Act"), and hereby agrees as follows:

1. **Name.** The name of the limited liability company formed hereby is Nasdaq Index Services, LLC.

2. **Certificates.** Erika Moore is hereby designated as an "authorized person" of the Company within the meaning of the Act, and has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware, which execution, delivery and filing is hereby ratified and approved. Upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware, her powers as an "authorized person" of the Company ceased, and the Member and each Officer (as defined below) thereupon became a designated "authorized person" of the Company and shall continue as a designated "authorized person" of the Company within the meaning of the Act. The Member or any Officer, as an "authorized person" of the Company within the meaning of the Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed with the Secretary of State of the State of Delaware. The Member or any Officer shall execute, deliver and file, or cause the execution, delivery and filing of any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

3. **Purposes.** The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

4. **Powers.** The Company, and the Member on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 3 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

5. **Principal Business Office**. The principal business office of the Company shall be located at such location as may hereafter be determined by the Member.

6. **Registered Office**. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States.

7. **Registered Agent**. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States.

8. **Member**. The name and the mailing address of the Member are as follows:

Name	Address
Nasdaq, Inc.	151 W 42nd Street, New York, NY, 10036, United States

9. **Limited Liability**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

10. **Capital Contributions**. The Member is hereby admitted to the Company as a member of the Company upon its execution of this Agreement. The Member has contributed such capital to the Company, if any, as is set forth in the books and records of the Company.

11. **Additional Contributions**. The Member is not required to make any additional capital contribution to the Company. However, the Member may, at any time and in its sole discretion, make additional capital contributions to the Company.

12. **Allocation of Profits and Losses**. The Company's profits and losses shall be allocated solely to the Member.

13. **Distributions**. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

14. **Management**. In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Member. The Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited

liability company under the laws of the State of Delaware. Notwithstanding any other provision of this Agreement, the Member has the authority to bind the Company and is authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person or entity.

15. **Officers.** The Member may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign any titles to such persons (including, without limitation, President, Vice President, Secretary, and Treasurer). Unless the Member decides otherwise, if the title assigned to an Officer is one commonly used for officers of a business corporation formed under the General Corporation Law of the State of Delaware, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. The Member may delegate to any Officer or any other person or entity any of the Member's powers under this Agreement, including, without limitation, the power to bind the Company. Any delegation pursuant to this Section 15 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

16. **Other Business.** Notwithstanding any duty (including any fiduciary duty) otherwise existing at law or in equity, the Member and any Officer may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, and the Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

17. **Exculpation and Indemnification.** To the fullest extent permitted by law, no Member or Officer shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Member or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer by this Agreement, except that a Member or Officer shall be liable for any such loss, damage or claim incurred by reason of such Member's or Officer's willful misconduct. To the fullest extent permitted by applicable law, a Member or Officer shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Member or Officer by reason of any act or omission performed or omitted by such Member or Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer by this Agreement, except that no Member or Officer shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Member or Officer by reason of its willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 17 shall be provided out of and to the extent of Company assets only, and the Member shall not have personal liability on account thereof. To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Member or Officer defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of such Member or Officer to repay such amount if it shall be

determined that such Member or Officer is not entitled to be indemnified as authorized in this Section 17.

18. **Assignments**. The Member may at any time assign in whole or in part its limited liability company interest in the Company. The transferee of a limited liability company interest in the Company shall be admitted to the Company as a member of the Company upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement. If the Member transfers all of its limited liability company interest in the Company pursuant to this Section 18, such admission shall be deemed effective immediately prior to the transfer, and, immediately following such admission, the transferor Member shall cease to be a member of the Company.

19. **Resignation**. The Member may at any time resign from the Company. If the Member resigns pursuant to this Section 19, a person or entity may be admitted to the Company as an additional member of the Company upon the written consent of the resigning Member and such person's or entity's execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement. If a person or entity is admitted to the Company as an additional member of the Company in connection with the resignation of the Member pursuant to this Section 19, such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Member shall cease to be a member of the Company.

20. **Admission of Additional Members**. Except as otherwise provided in Section 19, one or more additional members of the Company may be admitted to the Company with the written consent of the Member. A person or entity shall be admitted to the Company as an additional member of the Company upon the written consent of the Member and such person's or entity's execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement, which instrument may be a counterpart signature page to this Agreement.

21. **Dissolution**.

(a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member to dissolve the Company, (ii) at any time there are no members of the Company unless the Company is continued without dissolution in accordance with the Act, or (iii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

(b) The bankruptcy (as defined at Sections 18-101(1) and 18-304 of the Act) of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

22. **Severability of Provisions.** Each provision of this Agreement shall be considered severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

23. **Entire Agreement.** This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

24. **Governing Law.** This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

25. **Amendments.** This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

26. **Sole Benefit of Member.** Except as expressly provided in Section 17, the provisions of this Agreement (including Section 11) are intended solely to benefit the Member and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Member or any creditor of the Company (and no such creditor shall be a third-party beneficiary of this Agreement), and the Member shall not have any duty or obligation to any creditor of the Company to make any contributions or payments to the Company or to issue any call for capital pursuant to this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:

NASDAQ, INC.

By: DocuSigned by: Erika Moore C5FA82E957344C7... _

Name: Erika Moore
Title: Secretary